1901 Capital Parkway
Austin, Texas 78746
May 9, 2014

VIA EDGAR SUBMISSION
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    EZCORP, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 27, 2013
Response dated April 11, 2014
File No. 0-19424

Dear Ms. Thompson:

We respectfully submit this response to the comments made by the Staff of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated May 5, 2014 with respect to the Staff’s review of our Form 10-K and Response dated April 11, 2014 referenced above. For your convenience, we have repeated below in bold italic type the specific comment made by the Staff, and have set forth our response to each comment in plain text below such comment.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 7 . Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 28

Critical Accounting Policies and Estimates, page 33

Goodwill and Other Intangible Assets, page 36

1. We read your response to comment 5 of our letter dated March 31, 2014 and note that the decline in the market price of your common stock through the end of March 31, 2014 appears to have resulted in the net book value of your company significantly exceeding your market capitalization. Please tell us if this market decline has triggered or you anticipate it will trigger a fiscal 2014 interim goodwill impairment test under ASC 350 - 20-35-30.

Response: On an interim basis between annual impairment tests, we consider whether an event occurs or circumstances exist that indicate that it is more likely than not that a goodwill impairment exists in accordance with ASC 350-20-35-30. To make this determination, we evaluated the examples of such events and circumstances included in ASC 350-20-35-3C(a) through (g). Also, in accordance with ASC 350-20-35-3F and G, we evaluated on the basis of the weight of evidence the significance of identified events and circumstances along with how they could affect the relationship between the reporting unit's fair value and carrying amount, including positive mitigating events and circumstances. An overview of our considerations is as follows:

a.
Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets.

Consideration: No such events have occurred.

b.
Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity's products or services, or a regulatory or political development.

Consideration: Changes in laws and regulations affecting our financial services and products could have an adverse effect on our operations in financial performance. Some Texas cities have enacted ordinances imposing restrictions on certain financial services products we can offer. While, we expect these ordinances to have a negative impact on our financial services business in those cities, we cannot yet determine the extent of the effect on our financial statements as a whole; therefore, we cannot conclude it is more likely than not that a goodwill impairment exists.

c.	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows.

Consideration: We buy and sell gold and gold related products, and we and the overall industry experienced declines due to the rapid decrease in gold prices in the prior year. Because gold prices have remained relatively consistent for the past 11 months, we believe the impact of the previous rapid decline has been mitigated as we anniversary the date of the prior year decline, and comparable periods in the current year are expected and planned to surpass prior year results. In addition, our expense reduction initiatives are also on track, delivering the quarter-on-quarter improvement that we expected.

d.	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

Consideration: We considered our actual results compared to planned results and determined this was a positive indicator of the trend for the current year compared to the prior year. In our second quarter of fiscal year 2014, excluding certain one-time events and expected decrease in gold scrapping, compared to second quarter fiscal 2013 total revenues were up 4%, our adjusted net income was $20 million, and net earning assets increased to $417 million, an increase of 7%. While our cash flows from operations has significantly decreased from the prior year, we have seen a 66% increase from the second half of fiscal 2013 to the first half of fiscal 2014. The improvement in operating cash flows is mostly due to the increase in net income. Based on these operational highlights we concluded that our financial results for the first half of fiscal 2014 were not indicative of an ongoing negative trend that would lead us to conclude it is more likely than not that a goodwill impairment exists.

e.	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.

Consideration: We have not experienced significant changes in management, except for the announcement of the retirement of our chairman of the board in our second quarter. We do not anticipate this event to have an adverse effect on our operations. In addition, we have not experienced significant changes in strategy or customers, nor have we contemplated bankruptcy, or have any significant litigation ongoing.

f.
Events affecting a reporting unit, such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

Consideration: No such events have occurred.

g.	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers)

Consideration: We believe the stock price decline resulted from the rapid decline in the price of gold and various one-time charges, which are not indicative of our ongoing performance and overall value. In addition, our capital stock consists of two classes of common stock designated as Class A Non-Voting Common Stock and Class B Voting Common Stock. The rights, preferences and privileges of the Class A Non-Voting Common Stock and Class B Voting Common Stock are similar except that each share of Class B Voting Common Stock has one vote and each share of Class A Non-Voting Common Stock has no voting privileges, except as required by law. Our Class B Voting Common Stock is held by one holder and is not traded. All of our publicly traded stock is Class A Non-Voting stock. The lack of voting rights (control) undervalues the price of our publicly traded Class A Non-Voting Common Stock and our market capitalization is not representative of our total fair value; therefore, we believe our implied control premium is acceptable as of March 31, 2014. As a result, even though we do monitor the share price of the Class A Non-Voting Common Stock, we do not believe our decrease in share price and implied control premium is indicative of a trigger for a fiscal 2014 interim impairment test under ASC 350-20-35-30.

Based on consideration of the weight of evidence of the factors described above, we concluded that it was not more likely than not that a goodwill impairment existed at our second quarter interim date. We will continue to monitor if an interim triggering event is present in subsequent periods, and we will perform our required annual impairment test in the fourth quarter of our fiscal year. For these future periods we are unable to anticipate if there will be a trigger for interim goodwill impairment test under ASC 350-20-35-30.

Other International, page 42

2. We read your response to comment 7 of our letter dated March 31, 2014. Explain to us in sufficient detail why you did not correct an error discovered during fiscal 2012 in the fiscal 2012 financial statements. In doing so, explain to us how you determined the error was immaterial to your fiscal 2012 financial statements. As noted in SAB Topic 1.M.2, even if misstatements are immaterial, registrants must comply with Sections 13(b)(2)-(7) of the Securities Exchange Act of 1934.

Response: We became aware of a $5.8 million restatement by our unconsolidated subsidiary in fiscal 2012 as we neared completion of the finalization of our annual report for fiscal year 2012. Due to our ownership percentage, this amounted to a $1.3 million misstatement of our equity in the net income of our unconsolidated affiliates. Upon learning of this misstatement, we performed a materiality analysis to determine its impact on our consolidated financial statements for fiscal years 2010 through 2012. We considered both quantitative and qualitative measures in accordance with relevant accounting guidance, including SAB 99 and SAB 108. On a quantitative basis this misstatement represented approximately 1% of net income attributable to EZCORP, Inc. in fiscal years 2010, 2011 and 2012, and was clearly immaterial to all periods. We also considered the following qualitative considerations in the assessment:

•	The misstatements did not hide a failure to meet analysts' consensus expectations.

•	The misstatements did not change our equity in net income of unconsolidated subsidiaries from income to a loss or vice versa.

•	The misstatement did not mask a change in earnings or other trends.

•	The misstatements did not impact any segment specific disclosures.

•	The misstatements did not affect compliance with loan covenants or other contractual requirements.

•	The misstatements did not increase management's compensation.

•	The misstatement did not involve concealment of an unlawful transaction.

As a result of our analysis performed in fiscal year 2012, we determined that this $1.3 million adjustment was immaterial to the fiscal year 2012 consolidated financial statements.

As per Sections 13(b)(2)-(7) of the Securities Exchange Act of 1934, in assessing whether the immaterial misstatement resulted in a violation of our obligation to keep books and records that are accurate in reasonable detail we considered the following factors:

•	The significance of the misstatement. We believe the effects of the misstatement are clearly inconsequential.

•
How the misstatement arose. The misstatement arose from a restatement by an unconsolidated subsidiaries. It was not part of an ongoing effort directed by or known to senior management for the purposes of "managing" earnings.

•
The cost of correcting the misstatement. We became aware of the misstatement as we neared completion of the finalization of our annual report for fiscal year 2012. Due to the timing of becoming aware of this adjustment, which was near to the filing of our Form 10-K, we believe it would have been costly to correct the misstatement as it could have potentially delayed the filing of our fiscal 2012 Form 10-K.

Based on consideration of the factors described above, we concluded that even with the uncorrected misstatement our books and records for our fiscal 2012 were accurate in reasonable detail, therefore we left this misstatement unrecorded in fiscal year 2012. However, in order to properly reflect this misstatement in our accounting records, we recorded an adjustment in fiscal 2013 to correct this misstatement. Management continues to believe this misstatement is immaterial for both fiscal years 2012 and 2013.

Note 1: Organization and Summary of Significant Accounting Policies, page 63

Prior Year Cash Flow Statement Correction of Error, page 63

3. We read your response to comment 9 of our letter dated March 31, 2014. Please tell us why it appears you did not disclose the $15.1 million of non -cash and, potentially, non- recurring debt premium amortization gains within the MD&A of your prior year Form 10-K. Since your income before taxes in your prior year Form 10-K increased by $32.9 from fiscal 2011 to 2012, it appears that the $15.1 million of gains should have been more prominently disclosed. Please ensure that MD&A of your future filings clearly disclose all material drivers of changes in your earnings. We remind you that one of the three principal objectives of MD&A, as noted in SEC Release No. 33 -8350, is to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response: On pages 41 and 47 of our current year Form 10-K, we disclosed the following:

In fiscal 2012, purchase accounting pre-tax income impact during the year totaled $9.3 million, of which $5.6 million was attributable to EZCORP, Inc. with the majority of the adjustment coming from the accelerated amortization of debt premium with the refinanced debt at Grupo Finmart.

The difference between the $15.1 million of debt premium amortization gains and the $9.3 million of purchase accounting pre-tax income impact disclosed in the 10-K represents depreciation and amortization expense related to acquired assets. We acknowledge the disclosure of the entire $15.1 million could have been more prominent, but a significant portion of the amount was disclosed, the fact that the "majority of the adjustment come[s] from the accelerated amortization of debt premium" is clearly disclosed, and the fact that it is non-recurring is clear from the context. Accordingly, we do not believe our disclosure was materially deficient, although it might have been helpful to disclose the gross amounts that had the impact instead of the net amount. In future filings we will enhance our disclosure of the components of material drivers of changes in earnings. As an example, the disclosure we note above would be revised as follows:

In fiscal 2012, the amortization of assets and liabilities identified in purchase accounting resulted in $9.3 million of pre-tax income, of which $5.6 million was attributable to EZCORP, Inc. The majority of this amount was due to a $15.1 million accelerated amortization of debt premium with the refinanced debt at Grupo Finmart.

Note 9: Long-Term Debt and Capital Lease Obligations, page 82

4. We read your response to comment 11 of our letter dated March 31, 2014. Explain to us how you considered the line-of-credit and revolving debt arrangement guidance in ASC 470-50-40-21 with regard to the refinancings which resulted in the accelerated amortization of debt premiums.

Response: As part of the Grupo Finmart acquisition on January 30, 2012, we assumed approximately $100 million USD in debt with a weighted average rate of 17%, which was determined to be above market. At the closing of the transaction, it was known that we would be able to refinance certain tranches of the outstanding debt to a lower rate that would reflect market rates. As a result, based on a valuation at the acquisition date we recorded the fair value of the remaining tranche of the outstanding debt that we were not certain we could refinance. We engaged an independent third party global valuation firm to assist us to determine the fair value of the assumed debt. The fair value of this tranche of debt was determined to be higher than the book value; therefore, a premium was recorded for the difference between the stated and market interest rates.

In June 2012, Grupo Finmart refinanced one of its lines of credit originally due 2016. The interest rate decreased from 20% to 14.5% and the maturity was extended by 6 months so that it is now due at the end of April 2017. The maximum borrowing capacity was also raised from $14.6 million to $22.0 million. Due to the reduction of the interest rate to fair market, the remaining purchase price accounting premium established at acquisition of $2.8 million was accelerated and recognized as a reduction to interest expense in our third quarter of fiscal 2012.

In September 2012, Grupo Finmart refinanced one of its lines of credit originally due 2015. Effective October 1, 2012 the interest rate was decreased from 18% to TIIE plus a 6% margin, total of 10.2% at September 30, 2013. Due to the reduction of the interest rate to fair market, the remaining purchase price accounting premium established at acquisition of $4.4 million was accelerated and recognized as a reduction to interest expense in our fourth quarter of fiscal 2012.

We considered the guidance in ASC 470-50-40-21 with regards to the refinancings but because the debt premiums relate to purchase price allocations associated with the Grupo Finmart acquisitions, we determined this guidance that relates to any unamortized deferred costs, any fees paid to the creditor, or any third-party costs was not applicable for purposes of recognition of the previously recorded debt premiums resulting from purchase price allocations. The interest rates after the refinancings were at market rates and therefore the unamortized premiums associated with the original assumed debt were derecognized. We believe this is the appropriate accounting for the premiums, as further amortization of these premiums over the new term would have resulted in an effective interest rate below the new stated rates, which were considered to be market rates at the refinancing dates.

* * * *
With respect to each of the above-referenced filings, we hereby acknowledge the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

We appreciate your comments and assistance in improving our disclosures. We believe that none of the items identified for improvement represent material or misleading omissions or errors, and therefore, propose to incorporate the changes and improvements indicated above in our future filings, beginning with our next Quarterly Report on Form 10-Q, which will be filed on or about May 12, 2014, rather than amend our past filings.

Respectfully submitted,

/s/ Mark E. Kuchenrither
Mark E. Kuchenrither
Executive Vice President and Chief Financial Officer
EZCORP, Inc.